UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    1 )*

Pharma-Bio Serv, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

71711N100

(CUSIP Number)

January 31, 2011

 Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]        Rule 13d-1(b)
[ x]        Rule 13d-1(c)
[   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP NO. 71711N100		13G/A	Page 2 of 6 pages
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Krovim LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,164,554
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,554
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON OO

Page 3 of 6 pages

Cusip No. 71711N100                                                                            13G/A
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dov Perlysky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,189,554
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,345
10.	CHECK CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12.	TYPE OF REPORTING PERSON IN IA; OO; HC

Page 4 of 6 pages

Item 1(a)	Name of Issuer Pharma-Bio Serv, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices Building #6, Road 696 Dorado, Puerto Rico 00646

Item 2(a)	Name of Person Filing

This statement is filed on behalf of Krovim LLC (“Krovim”), Mr. Dov Perlysky (“Mr. Perlysky”) and LDP Family Partnership LP (“LDP”) (the “Reporting Parties”).  Please see Exhibit A which is an agreement to file this Statement on behalf of each of them.

Item 2(b)	Address of Principal Business Office
The Reporting Parties’ business address is P.O. Box 339, Lawrence, New York 11559.

Item 2(c)	Citizenship
Krovim is incorporated in the State of Delaware. LDP is incorporated in the State of Colorado. Mr. Perlysky is a citizen of the United States.

Item 2(d)	Title of Class of Securities
Common Stock, $.0001 par value (“shares”)

Item 2(e)	CUSIP Number
71711N100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Page 5 of 6 pages

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) (b)
As of January 31, 2011, Mr. Perlysky may be deemed to beneficially own (i) 1,164,554 shares owned by Krovim and (ii) options to purchase 25,000 shares owned by Mr. Perlysky, and (iii) 772,791 owned by LDP, for an aggregate of 9.5%.  Of these shares Mr. Perlysky has sole dispositive power over 1,164,554 shares owned by Krovim and dispositive and voting control over 25,000 shares.

As of January 31, 2011, Krovim has sole dispositive power over 1,164,554 shares.

As of January 31, 2011, LDP may be deemed to have dispositive power of 772,791 shares or 3.7%.

Mr. Perlysky and his wife disclaim beneficial ownership of all securities held by each other for any purpose

(c)
Laya Perlysky and Dov Perlysky are husband and wife.  Laya Perlysky is the general partner of LDP and has sole dispositive control over shares owned by LDP.  Mr. Perlysky is a managing member of an LLC, which is the manager of Krovim, and has sole dispositive control of shares owned by Krovim.  Krovim and LDP have given an irrevocable proxy to Elizabeth Plaza to vote all shares that Krovim and LDP own.  This proxy extends until September 1, 2011, unless Pharma-Bio Serv, Inc.’s certification as a “minority-controlled business” expires sooner.  See Exhibits B and C for copies of proxies granted by Krovim and LDP to Elizabeth Plaza.

Item 5	Ownership of Five Percent or Less of a Class
LDP beneficially owns less than 5% of the issuer’s shares.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Page 6 of 6 pages

Item 10	Certification

By signing below I certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Krovim LLC
By Nesher, LLC
Dated:	February 9, 2011 New York, New York	By: /s/ Dov Perlysky Dov Perlysky Managing Member

Dated:	February 9, 2011 New York, New York	/s/ Dov Perlysky Dov Perlysky

LDP Family Partnership LP
Dated:	February 9, 2011 New York, New York	By: /s/ Laya Perlysky Laya Perlysky General Partner